Exhibit 11

POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE YEARS ENDED DECEMBER 31

		2003	2002

A	Net (loss) income as reported, Canadian GAAP ($ millions)	$(126.3)	$53.6
B	Items adjusting net (loss) income ($ millions)	$46.5	$7.0
C	Net (loss) income, US GAAP ($ millions)	$(79.8)	$60.6
D	Weighted average number of shares outstanding	52,230,000	52,021,000
E	Net additional shares issuable for diluted (loss) earnings per share calculation	—	295,000
	CANADIAN GAAP
	Basic (loss) earnings per share (A/D)	$(2.42)	$1.03
	Diluted (loss) earnings per share (A/(D+E))	$(2.42)	$1.03
	UNITED STATES GAAP
	Basic (loss) earnings per share (C/D)	$(1.53)	$1.16
	Diluted (loss) earnings per share (C/(D+E))	$(1.53)	$1.16